[SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]
                                              1275 Pennsylvania Avenue NW
                                              Washington, D.c. 20004-2415
                                              202.383.0100
                                              fax 202.637.3593
                                              www.southerland.com

                                              ATLANTA AUSTIN HOUSTON
                                              NEW YORK TALLAHASEE WASHINGTON DC
W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com

                                 March 16, 2009

Alison White, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

     RE:  METLIFE INVESTORS USA INSURANCE COMPANY
          METLIFE INVESTORS USA SEPARATE ACCOUNT A
          INITIAL REGISTRATION STATEMENT ON FORM N-4
          FILE NOS. 333-156648/811-03365

          FIRST METLIFE INVESTORS INSURANCE COMPANY
          FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
          INITIAL REGISTRATION STATEMENT ON FORM N-4
          FILE NOS. 333-156646/811-08306

Dear Ms. White:

     On behalf of MetLife Investors USA Insurance Company ("MLI USA") and its separate account, MetLife Investors USA Separate Account A, and First MetLife Investors Insurance Company ("First MetLife" and together with MLI USA, "the Companies") and its separate account, First MetLife Investors Variable Annuity Account One, we are providing the Companies' responses to your comments of February 18, 2009 in connection with the above-referenced initial registration statements filed on January 9, 2009. Each of the Staff's comments is set forth below, followed by the Companies' response. To the extent that a response indicates that the Companies propose revised disclosure, the revised prospectus pages are attached.

1.   GENERAL COMMENT

     COMMENT: (a) Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract.

     RESPONSE: (a) The Companies confirm that the contract name on the front cover page of the prospectus will continue to be the same.

     COMMENT: (b) Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the

Alison White, Esq.
March 16, 2009
Page 2

     policy (other than reinsurance agreements) or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

     RESPONSE: (b) MLI USA does not have any type of guarantee or support agreement with a third party to support any of the guarantees under the contract or any of its related riders. MLI USA will be responsible for paying out guarantees associated with the contract.

     First MetLife entered into a net worth maintenance agreement with its parent company, MetLife, Inc ("MetLife"). The agreement is described in the Statement of Additional Information ("SAI"). First MetLife intends to incorporate by reference the MetLife, Inc. financial statements in the SAI that will be filed with the pre-effective amendments in April.

     COMMENT: (c) Please note that if you qualify for and intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus. See Release No. 33-8996 (January 8, 2009).

     RESPONSE: (c) The Companies understand that various trade groups are in discussions with the Staff regarding Rule 12h-7's applicability to variable products. The Companies intend to wait until those discussions are concluded prior to adding such disclosure in the pre-effective amendments to be filed in April as may ultimately be required.

2.   INDEX OF SPECIAL TERMS

     COMMENT: Please put the correct page numbers in the Page column.

     RESPONSE: The Companies will revise the Index to include the correct page numbers in the Page column in the Pre-Effective Amendment.

3.   FEE TABLES

     COMMENT: If any of the underlying portfolios assess the redemption fees referred to under "Market Timing," (page 27) please include a footnote cross-referencing the narrative description of the redemption fees. Also, please consider identifying the range of any such redemption fees in the footnote or narrative.

     RESPONSE: None of the underlying funds offered under the contracts assess a redemption fee.

4.   INVESTMENT PORTFOLIO EXPENSES & EXAMPLES

     COMMENT: (a) Please note that we will need time to review the updated information prior to accelerating the filings.

Alison White, Esq.
March 16, 2009
Page 3

     RESPONSE: (a) The Companies understand the Staff will need time to review the updated information prior to accelerating the filings. First MetLife intends to file Pre-Effective Amendment No.1 to the Registration Statement on Form N-4 (File Nos.333-156646/811-08306) on or about April 16th. MLI USA intends to file Pre-Effective Amendment No.1 to the Registration Statement on Form N-4 (File Nos. 333-156648/811-03365) on or about April 22nd. The Companies intend to submit the updated information in draft form to the Staff via EDGAR submission as soon as it is available.

     COMMENT: (b) Supplementally confirm that the examples do not reflect the Purchase Payment Credit.

     RESPONSE: (b) The Companies confirm that the examples do not reflect the Purchase Payment Credit.

5.   THE ANNUITY CONTRACT

     COMMENT: In the last sentence of the 6th paragraph, instead of referring the reader to the "actual contract for more detailed information," please disclose such information in either the prospectus or SAI.

     RESPONSE: The Companies have attached revised disclosure for the prospectus. The Statement of Additional Information already discloses more detailed information on fixed annuity payments and transfers from a variable annuity payment option to a fixed annuity payment.

6.   OPTIONAL STEP-UP

     COMMENT: Please revise the bolded text using plain English principles. See, in particular, Rule 421(d)(2)(i) of the Securities Act of 1933.

     RESPONSE: The Companies have attached revised disclosure.

7.   OPTIONAL RESET

     COMMENT: In the 2nd to last paragraph of the section, please describe the circumstances in which it would be beneficial for a contract owner to elect the one-time Optional Reset if the account value were larger than the Benefit Base, but smaller than the Guaranteed Withdrawal Amount.

Alison White, Esq.
March 16, 2009
Page 4

     RESPONSE: The Companies have revised the prospectuses to state that although electing the one-time Optional Reset when the account value is larger than the Benefit Base but lower than the GWA results in a decrease in the Annual Benefit Payment, the total amount guaranteed to be received over time will increase and the time period for which the owner will receive payments is extended.

8.   POWERS OF ATTORNEY

     COMMENT: Please file new powers of attorney specifically referencing this filing. See Rule 483(b) under the Securities Act of 1933.

     RESPONSE: The Companies will file new powers of attorney specifically referencing these filings with the Pre-Effective Amendments.

9.   FINANCIAL STATEMENTS, EXHIBITS, AND OTHER INFORMATION

     COMMENT: Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

     RESPONSE: The Companies will include any financial statements, exhibits, and any other required disclosure not included in these registration statements in the Pre-Effective Amendments to the registration statements.

10.  TANDY COMMENT

     The Companies will submit a letter under separate cover acknowledging the Tandy representations.

                                      * * *

We hope that you will find these responses satisfactory. If you have any questions or comments, please contact the undersigned at (202) 383-0590 or Lisa Flanagan at (202) 383-0873.

Alison White, Esq.
March 16, 2009
Page 5

                                        Sincerely,

                                        /s/ W. Thomas Conner
                                        ----------------------------------------
                                        W. Thomas Conner

cc: Michele Abate, Esq.
    John M. Richards, Esq.
    Lisa Flanagan, Esq.